Exhibit 99.1

1 December 2004

MITCHELLS & BUTLERS PLC
PRELIMINARY RESULTS
(For the financial year ended 25 September 2004)

HIGHLIGHTS

–	Turnover up 3.7% to £1,560m
	–	Same outlet like for like sales up 5.6%

–	Operating profit* up 3.6% to £285m

–	Operating cashflow after net capex* up 18% to £284m

–	Profit before tax* down 7.5% to £184m**
	–	Reflecting £501m special dividend in December 2003

–	Earnings per share* up 21% to 22.2p**
	–	Basic earnings per share of 22.4p (2003: 17.0p)

–	Final dividend 6.65p, up 18% on 2003 final
	–	Total dividend for year 9.5p

–	Continued success of strategy to drive profitable sales
	–	7% food and drink volume growth

–	Sales momentum sustained in first 8 weeks of current year
	–	Same outlet like for like sales up 5.8%

–	£100m share buy-back programme during 2005
	–	A result of strong trading and successful disposals

* Before exceptional items
** Pro forma comparative for 2003. Statutory comparatives for 2003*: PBT £220m, EPS 20.3p

Tim Clarke, Chief Executive commented:

“We have achieved strong growth in both food and drink sales and significant market share gains. This, coupled with our new financing structure, has enabled us to deliver 21% growth in earnings per share.”

"We are sustaining strong sales momentum, driven by the performance of our pub restaurant and local pub brands in residential areas. Whilst the outlook for wider consumer spending is uncertain our value strategy leaves us well placed to capture further market share gains. We welcome the Government's commitment to a four year staged approach on smoking in pubs and the opportunity to engage in constructive dialogue on the current proposal.”

Current Trading

The sales momentum reported in the second half has been sustained in the first 8 weeks of the new financial year despite strong comparatives in the prior year from the Rugby World Cup and good weather:

	Same outlet like for like sales*	Uninvested like for like sales*
Residential	7.3%	5.6%
High Street	3.1%	2.1%
Total	5.8%	4.4%
*8 weeks to 20 November 2004

The residential sectors of the market continue to drive our growth with strong volume gains in both our pub restaurants and our local pubs. The high street remains competitive, particularly in the late night segments, however trading in our Central London pubs has continued its strong recovery.

In the first 8 weeks, our sales initiatives have continued to deliver profitable growth. Uninvested like for like sales grew by 4.4% and gross margins were broadly unchanged with food and drink prices down by less than 1%.

Share Buy-back

In view of the strong trading performance and cash generation of the business, the Board has decided to commence a share buy-back programme designed to repurchase £100m of the Company’s shares during the course of the 2005 financial year. The buy-back further demonstrates the Board’s commitment to the maintenance of an efficient balance sheet through the effective deployment of cash in the best interests of shareholders.

Pensions

Following the actuarial valuation of the Pension funds, the Company will contribute £40m (£28m net of tax) to the plans over the next three years, in addition to the remaining £20m (£14m net of tax) committed at the time of the refinancing. This will help to reduce further the Company’s future liabilities in respect of the remaining deficit in the funds, £167m as at 31 March 2004, on an ongoing actuarial basis. The annual service contributions made by the Company will increase by approximately £3m. The next actuarial valuation will take place in 2007.

Accounting Policies

The Company intends to adopt FRS 17 for pensions accounting for the year ended September 2005. FRS 17 requires that the pension scheme deficit is recognised in full on the balance sheet, the current service cost is charged against operating profit and the interest cost net of the return on assets is recognised as a finance cost.

As at 25 September 2004 the FRS 17 deficit was £114m net of the deferred tax asset and the total charge against profit before tax for the year would have been £13m.

The 2005 financial year will cover 53 weeks as required from time to time due to a typical year consisting of 13 four weekly periods. It is estimated that the 53rd week will add £4m of profit before tax.

Outlook

Mitchells & Butlers’ business is increasingly focused on the long term growth of the informal, value for money, eating and drinking out markets in residential areas where our pubs are capturing a disproportionate share.

We have made a good start to the year which gives the Board confidence in the continuing success of our sales strategy, our ability to overcome the cost pressures that the business faces and the generation of further growth in earnings and cashflows in the year ahead.

The Board will continue to use the cashflows generated to deliver value to shareholders, through re-investment for high returns, pursuit of value creative acquisitions, or return by way of dividend and share buy-back.

For further information please contact:

Kate Holligon	– Investor Relations	0121 498 5092
Simon Ward	– Media	0121 498 5795

Finsbury Group	– James Murgatroyd	0207 251 3801

A presentation for analysts and investors will be held at 9am at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. A live webcast of the presentation will be available on the Mitchells & Butlers website www.mbplc.com.

Notes for editors:
–	Mitchells & Butlers is the leading operator of managed pubs, owning and operating approximately 2,000 high quality pubs in prime locations nationwide. The group’s predominantly freehold estate is biased towards large pubs in residential locations. With some 3% of the pubs in the UK, Mitchells & Butlers has 9% of industry sales, and average weekly take per pub of over three times the industry average.
–	Same outlet like for like sales include all managed pubs that were trading for the two periods being compared. Approximately 95% of the estate is included in this measure.
–	Uninvested like for like sales include only those managed pubs that have not received expansionary investment of more than £30k in either year being compared. Approximately 85% of the estate is included in this measure.

CHIEF EXECUTIVE’S REVIEW

In 2004, Mitchells & Butlers has delivered strong like for like sales growth of 5.6% (3.8% on an uninvested basis), returns on cumulative investment of 15% and a 21% increase in pro forma earnings per share. Growth has been achieved by a clear focus on the key elements of our pub retailing strategy, generating value for shareholders through:

–	Owning and operating approximately 2000 of the highest quality, highest taking pubs in the industry. Our managed pubs generate average weekly sales of £15.2k, up 8% over the year and more than three times the industry average.

–	Developing and evolving some of the strongest consumer brands and formats in the industry. These are aimed at the fastest growing segments of our markets. In particular, food now represents almost 30% of sales compared with 11% a decade ago.

–	Enhancing our offers to appeal to a broader customer base through increased levels of training and service, a wider product range and improved value. As a result, average retail prices were 2% lower and same outlet food and drink volumes were up 7%.

–	Extracting the profit benefits of an estate of large individual sites and over £1.5bn of sales. These outlet and corporate level scale economies have enabled the delivery of strong gains in staff productivity, purchasing cost reductions and support cost efficiencies.

–	Maintaining an efficient balance sheet structure to create more value for shareholders. As the Group grows its sales and profits, higher cash returns are generated and as pub assets are valued as a multiple of their cashflows, the improving performance drives asset appreciation which can be released for shareholders.

Profitable Sales Growth

Over the course of the year, our sales growth has continued to build momentum. We have achieved strong sales growth and significant market share gains. Our value based pricing strategy has delivered further growth in uninvested like for like gross profits (sales less cost of goods before operating costs), a key measure of profitable retail sales performance.

Purchasing Gains

The resilience of gross margins reflects the benefits of growing sales volumes in providing further opportunities for reducing the unit cost of the products that we buy. During the year we achieved a reduction in the unit cost of goods of over 2%, despite the contractual increases arising from our legacy drinks contracts.

Productivity Gains

At the operating cost level, the ability to improve the productivity of our 37,000 staff has been crucial to offsetting £15m of external costs, largely driven by employment regulation. Volumes served per staff hour worked improved by 3%, a measurable reflection of the efficiency gains from volume growth. This was a critical factor in the resilience of net operating margins which were maintained above 18%.

Focus on operating pubs with high weekly sales

Mitchells & Butlers has seen increasing benefits from the intensive restructuring of the estate towards assets with the potential to gain from favourable market growth trends. Operating large scale pubs in the right locations has been a prerequisite of our ability to provide the quality of amenity and service and the range of products at good value prices that today's customers demand. To meet this demand we are constantly developing our operating skills in the capacity management of kitchens, bars and serve times to deliver high service standards at peak trading periods.

Capturing the growth opportunities: Brands and formats

From this essential platform of estate quality, the development and evolution of the customer appeal of our brands and formats is key to attracting new customers and encouraging existing ones to visit with greater frequency.

Same outlet like for like sales were up 6.6% in the 70% of our pubs in residential areas. This growth is being driven by our five key brands in this sector: Harvester, Toby Carvery and Vintage Inns in pub restaurants, and Ember Inns and Sizzling Pub Co, high quality locals with significant food sales. They each provide clear and differentiated consumer appeal based on their informal food and drink offers.

The balance of supply and demand in the residential areas has been increasingly favourable. This reflects the fall in overall industry expansionary investment to less than one quarter of the peak levels of the late 1990's.

Social and lifestyle trends are benefiting well positioned pubs. With food volumes up 8% for the year, we are increasingly attracting families, dual-working couples and single households, who are looking to eat out as an every day convenience in their neighbourhoods. This is a result of more pressurised lifestyles and the improvement in the quality and value of pub food.

In the 30% of the estate in the High Street, same outlet like for likes were up 3.4%, a substantial out-performance in a highly competitive market. This resulted from three key factors: the customer differentiation of our sector leading brands such as All Bar One, Flares and O'Neill's; a clear pricing strategy of every day good value; and lastly our ability to take advantage of the recovery in the central London market in the second half.

Expanding the drinks range

As our legacy contracts for drinks supplies gradually expire, we are able to significantly improve our drinks range and sales volumes. Beer volumes were up 4%, underpinned by improvements in the range of premium, often imported, lagers. The new year will see further benefits from a major widening of the regional cask ale range. Our non-beer drinks volumes have grown by 10%. In wine, volume growth has been accelerated by the development of own label wines directly sourced from the vineyards, while soft drinks' growth has particularly reflected the successful expansion of our fresh fruit juice range.

Investment in maintenance, conversions and new sites

Our expansionary investments have generated attractive incremental returns before tax of 15%. The investment has been focused on the residential estate and the development of the key food orientated pub and pub restaurants brands. To generate more profits from our sites, we have continued to expand our Innkeepers Lodges alongside our pubs where appropriate. We now have some 3,600 lodge rooms in total across the estate.

Social Responsibility

Mitchells & Butlers is concerned about alcohol-related anti-social behaviour and is determined to play its part in operating to appropriate responsible standards in this area. We believe that all retailers of alcohol should do so responsibly in order to maintain the safety of customers, staff and the wider community. However, we do not believe that an ‘Every Day Good Value’ strategy, as adopted by the majority of Mitchells & Butlers’ pubs, encourages excessive drinking or anti-social behaviour. We have further tightened our operating guidelines on the responsible operation of our outlets, the sale and promotion of alcohol, our under 18’s policy, and our staff training and development programmes. We were pleased to have our efforts recognised when Mitchells & Butlers was recently credited as “Britain’s Most Responsible Drinks Retailer” by the Morning Advertiser, an award presented by the Minister responsible for Licensing, Richard Caborn MP.

In September of this year, as part of an industry wide initiative, the Company announced a clear intent to expand its no smoking facilities with segregated and progressively reduced smoking areas over the next five years. On 16 November the Government released a White Paper entitled "Choosing Health" in which it proposed that smoking in pubs that prepare and serve food should be banned by the end of 2008 and that smoking at the bar should be banned in all pubs.

We welcome the Government's proposal for a staged approach with four years to prepare and a wide consultation process, although we do believe that the specific proposal could have adverse unintended consequences. In particular, the enforced specialisation between food and smoking risks commercially incentivising more pubs than the White Paper currently anticipates, to remove food and retaining smoking throughout, other than at the bar. As a result, we believe it is in the interests of the pub industry to constructively engage with the Government during the consultations to pursue improvements to the current proposal, including permitting clearly segregated smoking and non smoking rooms within pubs. We believe this would better achieve the Government’s health objectives.

Whatever final form the legislation takes, in the great majority of our estate the priority will remain to continue to develop the business to attract a wider customer base, driving strong growth in food sales in line with our expectations of future demand.

A successful year reflecting the benefits of focus

Continued profitable growth in the first full year since the demerger reflects the benefits of operating focus, and a reborn pub identity for the business. We are well positioned in the new year to continue to make profitable market share gains. Our approach to improving customer value should leave us well prepared to respond to any slow-down in consumer spending and continuing supermarket price competition. I would like to thank all our employees for the enthusiasm and commitment with which they are executing our strategy to out-perform by delivering real service and real value to our customers.

Financial Review

Total sales for the year were £1,560m, 3.7% ahead of last year. Sales growth continues to be particularly strong in the residential sectors of the market, led by strong food sales growth, with total managed pub food volumes up 8% for the year. Our High Street businesses continue to gain market share in a competitive market.

	Same outlet like for like sales*	Uninvested like for like sales*
Residential Pubs	6.6%	4.8%
High Street Pubs	3.4%	1.5%
Total	5.6%	3.8%
* 52 weeks to 25 September 2004

Sales activity has focused on widening the consumer offer by extending the range of food and drink and managing the product mix to maximise volume and overall profit contribution. This has enabled us to offer better value to customers, with the average price of food and drink down approximately 2% and coupled with the negotiation of improved terms from suppliers, to achieve gross margins broadly in line with last year.

Tight cost management maintained outlet employment costs at 24% of sales despite a 7% increase in the national Minimum Wage. The Group also benefited from an incremental £5m of support cost savings following actions put in place during 2003.

A total of £150m capital was invested in the year. 9 new pubs were opened during the year, all in the Restaurant Division. In addition, 1 new Hollywood Bowl opened. 95 pubs were converted to a new brand or format, principally our residential brands and formats: Sizzling Pub Co, Ember Inns and the Metropolitan Professionals format. This expansionary capital accounted for £57m of the gross capital invested and the balance of £93m was invested in maintaining the high quality amenity of our pubs and continuing to evolve our brands and formats. We achieved proceeds of £51m from disposals of pubs or surplus pieces of land during the year, often for re-development.

Operating profit before exceptional items was up 3.6% at £285m, the business has generated post tax cash returns of over 10% and, with the refinancing of the business, 21% growth in earnings per share on a proforma basis.

Pubs & Bars

	FY 04	vs FY 03
Total sales	£913m	4.6%
Operating profit	£180m	1.7%
Same outlet like for like sales		4.6%
Uninvested like for like sales		2.3%

Sales growth has remained strongest in the residential segment with Sizzling Pub Co and Ember Inns, our two drinks-led brands with distinct food offers, showing a particularly strong performance. Despite a very competitive market, our drinks-led offers on the High Street have continued to perform well, assisted by a recovery in Central London in the second half.

78 conversions of existing pubs were completed during the year. The number of managed pubs and bars reduced to 1,317 following a number of disposals and transfers to Business Franchise net of transfers in from the Restaurant Division. There were on average 1,333 trading outlets during the year.

The Group has been developing a Business Franchise model for smaller properties that can benefit from entrepreneurial freedom supported by Mitchells & Butlers systems and purchasing scale in return for a fixed rent and turnover related franchise fee. At the year end there were 75 business franchises in operation (2003:18).

Despite the increase in external costs during the year and the Group’s sales activity, which was biased towards Pubs & Bars, net operating margins were only 0.6% points below last year and operating profits were up by 1.7%.

Restaurants

	FY 04	vs FY 03
Total sales	£641m	4.4%
Operating profit	£104m	8.3%
Same outlet like for like sales		7.0%
Uninvested like for like sales		5.9%

The like for like sales growth of the division reflects particularly strong trading by our pub restaurant brands Toby Carvery, Vintage Inns and Harvester, which are capturing a disproportionate share of the growth in the eating out market. The lower rate of total sales growth reflects 17 transfers to Pubs & Bars during the year, where the demographics around the pub mean that it is now better suited to a more drinks led offer as well as a number of transfers to Business Franchises.

A total of 9 new pubs were opened during the year, 8 Vintage Inns and 1 Toby Carvery. 17 pubs were converted, 10 to Toby Carvery and 5 trial sites trading under a new suburban pub dining format which we are developing jointly as managed pubs with an entrepreneur. As a result, there were 602 pubs at the year end.

Strong sales growth in food, drinks and accommodation, together with further progress on staff productivity enabled the division to more than offset external cost pressures and improve net operating margins by 0.6% points. As a result, operating profit was 8.3% ahead of last year at £104m.

Standard Commercial Property Developments (SCPD)

SCPD aims to maximise the value of the Group’s surplus properties which are suitable for development. Turnover of £6m and operating profit of £1m were generated during the year, primarily from the sale of a retail development in Bournemouth on the site of a former pub. The business continues to develop its existing properties whilst actively reviewing the Group’s real estate portfolio for additional opportunities to realise development value.

Exceptional Items

Exceptional operating costs of £2m (2003: £4m) relate to the securitisation of the Group’s UK pub and restaurant business which was completed on 13 November 2003 (see below). An exceptional interest charge of £2m (2003: £8m) arose from accelerated amortisation of the facility fee in respect of the syndicated loan facility put in place at the time of Separation and repaid on securitisation. The non-operating exceptional profit of £2m arose on the disposal of pubs, often for alternative use.

Interest

The net interest charge for the year was £101m, before the exceptional charge of £2m, reflecting the fixed rate interest payable and amortisation of deferred issue costs arising from the £1.9bn of secured loan notes issued on securitisation in November 2003, net of interest income earned on surplus cash. Prior to November 2003, the Group had floating rate borrowings of around £1.3bn under a syndicated loan facility.

The ‘statutory’ interest charge for the comparative periods does not provide a fair reflection of Mitchells & Butlers as a stand-alone group as, prior to Separation, the Group was funded by inter-company loans from Six Continents PLC. The ‘pro forma’ group profit and loss account therefore includes a finance charge calculated on the basis that the post Separation financing structure had been in place since 1 October 2002. The net interest charge of £101m is £25m higher than the ‘pro forma’ charge for last year reflecting the higher level of net debt after the refinancing and return of £501m to shareholders.

Taxation

The tax charge of £60m, excluding exceptional items, represents an effective tax rate of 32.4% which is higher than the UK statutory rate of 30% due to non allowable items, in particular the depreciation of properties. The equivalent effective tax rate for the previous year was 32.3%. Including the effect of exceptional items, the effective tax rate was 31.3%, higher than last year’s rate of 24.0% which benefited from a one-off receipt of group relief from the Six Continents group.

Earnings Per Share

Earnings per share, calculated before exceptional items were 22.2p, up 21% compared to ‘pro forma’ earnings per share for 2003. Management consider this to be the most meaningful measure of the underlying performance of the Group as it has been calculated on the basis that the post Separation financing and taxation structure at Separation had been in place since 1 October 2002.

Adjusted earnings per share, which excludes exceptional items but does not adjust for the post Separation financing structure, was 22.2p, compared with 20.3p last year. Basic earnings per share for the year were 22.4p compared with 17.0p last year.

Dividends and Returns to Shareholders

The dividend charge for the period of £550m comprises the special dividend of £501m paid on 8 December 2003, the interim dividend of £15m paid on 1 July 2004 and the proposed final dividend for the year of £34m. The proposed final dividend of 6.65p together with the interim dividend of 2.85p give a total dividend for the year of 9.5p, the target set out at the time of Separation. Subject to approval at the AGM, the final dividend will be paid on 31 January 2005 to shareholders on the register on 10 December 2004.

Cashflow and net debt

The Group’s activities continue to generate strong cashflows with EBITDA of £393m before exceptional items, up 5.1% on last year. Operating cashflow after net capital expenditure but before expenditure relating to exceptional items, was £284m compared with £241m last year.

Net interest paid was £98m, tax paid was £34m and ordinary dividend payments were £44m. Following the refinancing and return of £501m to shareholders in December 2003, accompanying issue costs and additional pension contributions, the Group had net debt at 25 September of £1.63bn.

Refinancing

On 13 November 2003, the Group completed a securitisation of the majority of its pubs, raising a total of £1.9bn through the issue of secured loan notes. The proceeds from the securitisation were used to repay the Group’s outstanding borrowings of £1.24bn under its syndicated loan facility, meet the costs of the refinancing, make special additional contributions to the pension schemes and return surplus funds of £501m to shareholders by way of a special dividend of 68p per share accompanied by a 12 for 17 consolidation of the number of shares in issue.

The terms of the securitisation were designed so as to put in place the optimal financing structure for the business, improving the efficiency of the balance sheet whilst maintaining appropriate flexibility to support the Group’s long-term strategy.

The securitisation provides the Group with long-term financing at a cash interest cost of 6% pre tax, including swap agreements to hedge the floating rate tranches of the securitised debt.

Pensions

On an FRS 17 basis before the deferred tax asset, the Group’s pensions schemes showed a deficit of £173m at 25 September 2004 compared with £243m at 30 September 2003. The reduction in the deficit reflects the benefit of £40m of additional pension contributions paid in the year and improved investment returns, offset by an increase in life expectancy assumptions.

Actuarial valuations of the Group’s pension schemes as at 31 March 2004 are currently being finalised. They indicate an actuarial deficit of £167m on an ongoing basis at that time. As a result, regular annual service contributions to the schemes will increase by around £3m with effect from 26 September 2004. The next actuarial valuation will take place in line with the normal triennial cycle in 2007.

The Company has agreed with the Trustees to make further cash contributions to the pension plans of £40m in total, over the next three years to help reduce the deficit in the funds. This is in addition to the remaining two payments of £10m, each to be paid in each of the next two financial years, as agreed at the time of the securitisation.

After a tax credit of 30%, the net cash cost to the Company of these contributions will be £28m and £14m respectively.

Accounting Policies

Amendment to FRS 5 ‘Reporting the substance of transactions: Revenue recognition’ and UITF 38 ‘Accounting for ESOP Trusts’ apply for the first time this year. As a result, the Group has changed its accounting policy on revenue recognition to record turnover net of coupons and staff discounts. Prior year comparatives have been restated accordingly. The effect has been to decrease the Group’s reported turnover by £12m (2003 £9m) with no impact on reported profits. UITF 38, which requires an entity’s own shares held in employee share trusts to be deducted from shareholders’ funds rather than being shown as an asset, has resulted in own shares of £11m being deducted from Shareholders Funds at 25 September 2004, but has not required a restatement of prior year comparatives.

The Group has continued to account for pensions under SSAP 24 “Accounting for Pension Costs” whilst providing the additional disclosures required by FRS 17 ‘Retirement Benefits’ in the notes to the financial statements. FRS 17 is due to become mandatory in 2006. The Group intends to adopt FRS 17 in full for the year ending 1 October 2005 which should assist the transition to International Financial Reporting Standards (IFRS). The impact of this change in accounting policy on the 2004 comparatives will be to reduce reported profit before tax by £11m and net assets by £219m.

IFRS Implementation

The Group will be required to adopt IFRS when preparing its consolidated financial statements for 2005/06. Accordingly, the Annual Report for the coming year to 1 October 2005 will be the last to contain financial statements prepared under UK accounting standards (UK GAAP).

Under IFRS the Group will be required to restate its results for the year to 1 October 2005 and reconcile these to the previously reported UK GAAP numbers. This requirement will apply to the Group for the first time in respect of the interim financial statements for 2005/06.

Mitchells & Butlers is in the process of identifying and resolving all conversion issues to ensure a smooth transition to IFRS. The main areas of difference identified to date arise in respect of the following standards:

–	Deferred taxation
–	Share based payments
–	Derivatives and hedge accounting
–	Pensions

The proposed amendments to IAS 19 (Pensions) should align accounting for pensions with that required by FRS17, which the Group will adopt in full under UK GAAP next year. As a result, if the proposed amendments are adopted, there will not be any material differences on implementation of IFRS.

Other areas of difference may become apparent during the conversion process. In particular, the impacts of IFRS on fixed assets accounting and leasing are still being reviewed. The Group intends to provide a fuller update on the impact of IFRS later in 2005.

PRO FORMA GROUP PROFIT AND LOSS ACCOUNT
for the 52 weeks ended 25 September 2004

The results for the 52 weeks ended 25 September 2004 are the actual results for the year excluding exceptional items.

	2004		2003
			restated*
	£m		£m

Turnover	1,560		1,504

Costs and overheads, less other income	(1,275)		(1,229)

Operating profit and profit on ordinary activities	285		275
before interest

Finance charge	(101)		(76)

Profit on ordinary activities before taxation	184		199

Taxation	(60)		(64)

Profit for the financial year	124		135

Earnings per ordinary share	22.2	p	18.4	p

* Restated on the adoption of the Amendment to FRS 5 (see Note 1).

All activities relate to continuing operations.

The Mitchells & Butlers group was created on its separation from Six Continents on 15 April 2003. Significant changes were made to the financing structure of the Group on separation which resulted in the replacement of inter company balances owed to Six Continents with external debt. In addition, the Mitchells & Butlers group no longer benefited from the Six Continents group tax arrangements that were in place prior to the separation. The pro forma group profit and loss account therefore presents the Mitchells & Butlers Group’s results for the 52 weeks ended 27 September 2003 on the basis that the post separation financing and taxation structure had been in place since 1 October 2002. The pro forma Group profit and loss account also excludes exceptional items, as set out in Note 4 to this preliminary announcement, for all periods presented. Pro forma earnings per share have been calculated by dividing the pro forma profit for the financial year of £124m (2003 £135m) by 559m (2003 735m) being the weighted average number of ordinary shares, excluding own shares, in issue during the year.

The Mitchells & Butlers pro forma Group profit and loss account does not constitute a statutory profit and loss account within the meaning of Section 240 of the Companies Act 1985 and is unaudited. The audited statutory profit and loss account of the Mitchells & Butlers group for the 52 weeks ended 25 September 2004 is shown on the following page.

GROUP PROFIT AND LOSS ACCOUNT
for the 52 weeks ended 25 September 2004

							2003
			2004				restated*

	Before				Before
	exceptional				exceptional
	items		Total		items		Total
	£m		£m		£m		£m

Turnover (Note 2)	1,560		1,560		1,504		1,504

Costs and overheads, less	(1,275)		(1,277)		(1,229)		(1,234)
other income

Operating profit (Note 3)	285		283		275		270

Profit on disposal of fixed assets	-		2		-		-

Separation costs (Note 4)	-		-		-		(42)

Profit on ordinary activities	285		285		275		228
before interest

Net interest payable (Note 5)	(101)		(103)		(55)		(63)

Profit on ordinary activities	184		182		220		165
before taxation

Tax on profit on ordinary	(60)		(57)		(71)		(40)
activities (Note 6)

Earnings available for	124		125		149		125
shareholders

Dividends on equity shares	(550)		(550)		(29)		(29)
(Note 7)

Retained (loss)/profit for the	(426)		(425)		120		96
financial year

Earnings per ordinary share
(Note 8):
Basic	-		22.4	p	-		17.0	p
Diluted	-		22.2	p	-		17.0	p
Adjusted	22.2	p	-		20.3	p	-

Dividends per ordinary share**
(Note 7):
Interim paid	-		2.85	p	-		-
Final proposed	-		6.65	p	-		5.65	p

* Restated on the adoption of the Amendment to FRS 5 (see Note 1).
** Excludes special dividend of 68p per share

All activities relate to continuing operations.

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
for the 52 weeks ended 25 September 2004

	2004	2003
	£m	£m

Earnings available for shareholders	125	125

Exchange differences arising on foreign currency net investments	(1)	7

Total recognised gains for the year	124	132

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS’ FUNDS
for the 52 weeks ended 25 September 2004

	2004	2003
	£m	£m

Total recognised gains for the year	124	132

Dividends	(550)	(29)

Issue of ordinary shares	8	4

Purchase of own shares by employee share trusts	(12)	-

Proceeds on release of own shares by employee share trusts	1	-

Credit in respect of employee share schemes	7	-

Funding with Six Continents group	-	184

Arising from separation transaction	-	(702)

Net decrease in shareholders’ funds	(422)	(411)

Opening shareholders’ funds	2,064	2,475

Closing shareholders’ funds	1,642	2,064

GROUP BALANCE SHEET
25 September 2004

	2004	2003
	£m	£m

Intangible assets	10	11
Tangible assets	3,509	3,522

Fixed assets	3,519	3,533

Stocks	43	43
Debtors
Amounts falling due within one year	82	88
Amounts falling due after more than one year	140	109
Investments	144	3
Cash at bank and in hand	81	4

Current assets	490	247

Creditors: amounts falling due within one year
Overdrafts	-	(13)
Other borrowings	(35)	(221)
Other creditors	(291)	(274)

Net current assets/(liabilities)	164	(261)

Total assets less current liabilities	3,683	3,272

Creditors: amounts falling due after more than one year	(1,822)	(1,001)

Provisions for liabilities and charges
Deferred taxation	(217)	(203)
Other provisions	(2)	(4)

Net assets (Note 9)	1,642	2,064

Capital and reserves

Called up share capital	37	37
Share premium account	12	4
Revaluation reserve (Note 15)	339	341
Profit and loss account reserve *	1,254	1,682

Equity shareholders’ funds	1,642	2,064

* net of £11m (2003 £nil) deducted for own shares.

GROUP CASH FLOW STATEMENT
for the 52 weeks ended 25 September 2004

	2004	2003
	£m	£m

Operating cash flow before separation costs paid	379	342
Separation costs paid	(1)	(36)

Net cash inflow from operating activities (Note 10)	378	306

Interest paid	(107)	(51)
Issue costs paid in respect of securitised debt	(22)	(1)
Facility fees paid	-	(15)
Interest received	9	2

Returns on investments and servicing of finance	(120)	(65)

UK corporation tax paid	(34)	(44)

Purchase of tangible fixed assets	(150)	(151)
Sale of tangible fixed assets	51	48

Capital expenditure	(99)	(103)

Final dividend for 2002/03	(29)	-
Normal interim dividend for 2003/04	(15)	-
Special interim dividend for 2003/04	(501)	-

Equity dividends paid	(545)	-

Net cash (outflow)/inflow before management of liquid	(420)	94
resources and financing

Increase in short-term deposits	(141)	(1)
Issue of ordinary share capital	8	4
Purchase of own shares by employee share trusts	(12)	-
Proceeds on release of shares by employee share trusts	1	-
Proceeds from issue of securitised debt	1,900	-
Repayments of principal in respect of securitised debt	(28)	-
Borrowings drawn down under syndicated loan facility	25	1,350
Borrowings repaid in respect of syndicated loan facility	(1,243)	(132)
Repayment of amounts due to Six Continents group	-	(831)
Net funding flows with Six Continents group	-	193
Cash payment to former Six Continents PLC shareholders	-	(702)

Management of liquid resources and financing	510	(119)

Movement in cash and overdrafts (Note 12)	90	(25)

NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The preliminary financial statements comply with applicable accounting standards under UK GAAP and have been prepared on a consistent basis using the accounting policies set out in the Annual Report and Financial Statements 2003, with the following exceptions:

	a	Turnover – following the publication of the Amendment to FRS 5 ‘Reporting the substance of transactions: Revenue recognition’ [Application Note G], the Group has changed its accounting policy to record turnover net of coupons and staff discounts. Previously, coupons and staff discounts were included in costs and overheads. Prior year comparatives have been restated accordingly. The effect has been to decrease the Group’s reported turnover and costs and overheads by £12m (2003 £9m) with no impact on reported profits.

	b	Own shares – UITF 38 ‘Accounting for ESOP Trusts’, which applies for the first time this year, requires an entity’s own shares held in Employee Share Trusts to be deducted from shareholders’ funds rather than being shown as an asset. The implementation of UITF 38 has resulted in own shares of £11m being deducted from shareholders’ funds at 25 September 2004 with no restatement of prior year comparatives.

As explained in Note 13, the Group has issued secured loan notes and entered into a number of related interest rate and currency swap agreements during the year. Under the provisions of FRS 4 ‘Capital instruments’, such debt instruments are stated initially at the amount of the proceeds, net of issue costs. Finance costs, which are the difference between the net proceeds and the total amount of payments to be made in respect of the instruments, are allocated to periods over the term of the debt at a constant rate on the carrying amount. The carrying amount is increased by the finance cost in respect of the reporting period and reduced by payments made in respect of the debt in that period. Amounts payable and receivable in respect of derivative financial instruments that hedge the related interest rate exposures are treated as part of the finance cost.

The preliminary financial statements include the results of Mitchells & Butlers plc and all its subsidiaries for the 52 week period ended 25 September 2004. The comparative period is for the 52 week period ended 27 September 2003. The respective balance sheets have been drawn up to 25 September 2004 and 27 September 2003.

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year of £1 = €1.48 (2003 £1 = €1.48) and euro denominated assets and liabilities have been translated into sterling at the rate of exchange at the balance sheet date of £1 = €1.47 (2003 £1 = €1.44).

2	TURNOVER
		2004	2003
			restated*
		£m	£m

	Pubs & Bars	913	873

	Restaurants	641	614

	Retail	1,554	1,487

	SCPD	6	17

	Turnover	1,560	1,504

	* Restated on the adoption of the Amendment to FRS 5 (see Note 1).

3	OPERATING PROFIT
		2004	2003
		£m	£m

	Pubs & Bars	180	177

	Restaurants	104	96

	Retail	284	273

	SCPD	1	2

	Operating profit before operating exceptional items	285	275

	Operating exceptional items	(2)	(5)

	Operating profit	283	270

	Due to the nature of the operating exceptional items (see Note 4), it is not possible to provide a meaningful allocation of the costs to the operating segments.

4	EXCEPTIONAL ITEMS
		2004	2003
		£m	£m

	Operating exceptional items

	Securitisation costs (note a)	(2)	(4)
	Abortive acquisition costs (note b)	-	(1)

		(2)	(5)

	Non-operating exceptional items

	Profit on disposal of fixed assets	2	-

	Separation costs (note c)	-	(42)

		2	(42)

	Exceptional interest charge (note d)	(2)	(8)

	Total exceptional items before tax	(2)	(55)

	Tax credits on above items	3	9

	Exceptional tax credit (note e)	-	22

	Total exceptional items after tax	1	(24)

a	Securitisation costs relate to operating expenses incurred in relation to the securitisation of the Group’s UK pubs and restaurants business.

b	Abortive acquisition costs were incurred in respect of the Scottish & Newcastle retail business.

c	Separation costs related to the costs of separating the Group’s operations from the hotels and soft drinks businesses of Six Continents PLC. The cost includes external advisers’ fees, bid defence costs and various other costs directly related to the separation.

d	The exceptional interest charge arises from the acceleration of facility fee amortisation in respect of the Group’s borrowing facilities which were repaid on securitisation.

e	The exceptional tax credit arose in respect of group relief received from the Six Continents group.

All exceptional items relate to continuing operations.

Total exceptional items after tax are excluded from the calculation of adjusted earnings per ordinary share (see Note 8).

5	NET INTEREST PAYABLE
		2004	2003
		£m	£m

	Securitised debt	100	-

	Bank overdrafts and loans	12	41

	Six Continents group	-	24

	Interest payable	112	65

	Interest receivable	(9)	(2)

		103	63

	Interest payable includes an exceptional charge of £2m (2003 £8m) relating to the acceleration of facility fee amortisation following the early repayment of the related borrowings on securitisation (see Note 13).

6	TAX ON PROFIT ON ORDINARY ACTIVITIES
		2004	2003
		£m	£m

	UK corporation tax	43	36

	Deferred tax	14	4

		57	40

	Further analysed as tax relating to:

	Profit before exceptional items	60	71

	Exceptional items (Note 4)	(3)	(31)

		57	40

7	DIVIDENDS
		2004	2003
		£m	£m

	Special interim dividend for 2003/04	501	-
	(68p per 5p ordinary share)

	Normal interim dividend for 2003/04	15	-
	(2.85p per 7 1/12p ordinary share)

	Proposed final dividend for 2003/04	34	-
	(6.65p per 7 1/12p ordinary share)

	Final dividend for 2002/03	-	29
	(5.65p per 7 1/12p ordinary share)
		550	29

	A special interim dividend for the 52 weeks ended 25 September 2004 of 68p per 5p ordinary share was paid to shareholders on 8 December 2003 at a total cost of £501m. In connection with the special dividend, a share consolidation was approved by shareholders at an Extraordinary General Meeting held on 1 December 2003 and then implemented on 2 December 2003. The share consolidation resulted in the issue of 12 new ordinary shares of 7 1/12p each for every 17 existing ordinary shares of 5p each.

8	EARNINGS PER SHARE

	Basic earnings per share have been calculated by dividing the earnings available for shareholders of £125m (2003 £125m), by 559m (2003 735m), being the weighted average number of ordinary shares, excluding own shares, in issue during the year.

	Diluted earnings per share have been calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes. The resulting weighted average number of ordinary shares is 563m (2003 736m).

	As explained in Note 7, in December 2003 the Company combined the payment of a special dividend of 68p per 5p ordinary share with a consolidation of its share capital. These transactions were designed to have the same overall commercial effect, in terms of net assets, earnings and number of shares, as a buy back of shares at fair value. Accordingly, earnings per share for prior periods have not been restated.

	Adjusted earnings per ordinary share are calculated as follows:

		2004	2003
		pence per	pence per
		ordinary	ordinary
		share	share

	Basic earnings	22.4	17.0

	Exceptional items, less tax thereon (Note 4)	(0.2)	3.3

	Adjusted earnings	22.2	20.3

8	EARNINGS PER SHARE (continued)

	Adjusted earnings per ordinary share are disclosed in order to show performance for the 52 weeks ended 25 September 2004 undistorted by exceptional items. However, due to the significant changes made to the financing structure of the Group on separation from Six Continents on 15 April 2003, adjusted earnings per share above does not give a true indication of the underlying performance of the Group in the comparative period. Pro forma earnings per share, which adjusts for the changes in the financing structure in the comparative period, is therefore presented at the foot of the pro forma Group profit and loss account.

9	NET ASSETS
		2004	2003
		£m	£m

	Pubs & Bars	2,106	2,141

	Restaurants	1,320	1,314

	Retail	3,426	3,455

	SCPD	19	25

	Net operating assets	3,445	3,480

	Net debt	(1,632)	(1,228)

	Other net non-operating liabilities	(171)	(188)

	Net assets	1,642	2,064

10	NET CASH INFLOW FROM OPERATING ACTIVITIES
		2004	2003
		£m	£m

	Operating profit before exceptional items	285	275

	Depreciation and amortisation	108	99

	Earnings before interest, taxation, depreciation,	393	374
	amortisation and exceptional items

	Working capital movement	26	(3)

	Additional pension contributions	(40)	(27)

	Other non-cash items	4	-

	Operating cash flow before expenditure relating	383	344
	to exceptional items

	Operating exceptional expenditure	(4)	(2)

	Separation costs paid	(1)	(36)

	Net cash inflow from operating activities	378	306

11	NET CASH FLOW
		2004	2003
		£m	£m

	Operating cash flow before expenditure relating	383	344
	to exceptional items * (Note 10)

	Net capital expenditure	(99)	(103)

	Operating cash flow after net capital expenditure	284	241

	Net interest paid	(98)	(49)

	Tax paid	(34)	(44)

	Normal dividends paid	(44)	-

	Issue of ordinary share capital	8	4

	Purchase of own shares by employee share trusts	(12)	-

	Proceeds on release of shares by employee share trusts	1	-

	Special dividends paid	(501)	-

	Operating exceptional expenditure	(4)	(2)

	Separation costs paid	(1)	(36)

	Issue costs paid in respect of securitised debt	(22)	(1)

	Facility fees paid	-	(15)

	Net cash flow	(423)	98

	* Includes £40m (2003 £27m) of additional pension contributions.

12	NET DEBT
		2004	2003
		£m	£m

	Movement in cash and overdrafts	90	(25)

	Management of liquid resources and financing activities	(510)	119

	Issue of ordinary share capital	8	4

	Purchase of own shares by employee share trusts	(12)	-

	Proceeds on release of shares by employee share trusts	1	-

	Net cash flow (Note 11)	(423)	98

	Issue costs paid in respect of securitised debt	22	-

	Net funding flows with Six Continents group	-	193

	Cash payment to former Six Continents PLC	-	(702)
	shareholders
	Increase in net debt arising from cash flows	(401)	(411)

	Non-cash movement in net debt	(3)	-

	Increase in net debt	(404)	(411)

	Opening net debt	(1,228)	(817)

	Closing net debt	(1,632)	(1,228)

	Comprising:
	Cash at bank and in hand	81	4
	Overdrafts	-	(13)

	Cash and overdrafts	81	(9)
	Current asset investments	144	3
	Securitised debt (Note 13)	(1,853)	-
	Syndicated loan facility	-	(1,218)
	Other loan notes and finance leases	(4)	(4)

		(1,632)	(1,228)

13	SECURITISED DEBT

On 13 November 2003, a group company, Mitchells & Butlers Finance plc, issued £1,900m of secured loan notes in connection with the securitisation of the majority of the Group’s UK pubs and restaurants business. The funds raised were mainly used to repay existing bank borrowings of £1,243m, pay issue costs of £23m and return £501m to shareholders by way of a special dividend (see Note 7).

The loan notes consist of six tranches with principal terms as follows:

Tranche	£m	Interest	Principal repayment period	Expected WAL

A1	200	Floating	By instalments 2011 to 2028	6 years
A2	550	5.574%	By instalments 2003 to 2028	12 years
A3	250	Floating	By instalments 2011 to 2028	6 years
B1	350	5.965%	By instalments 2003 to 2023	10 years
B2	350	6.013%	By instalments 2015 to 2028	20 years
C	200	6.469%	By instalments 2029 to 2030	25 years

	1,900

The expected remaining WAL (weighted average life) is based on the amortisation profile of the individual note tranches and assumes refinancing of the A1 and A3 notes on the margin step-up dates below.

The notes are secured on substantially all of the Group’s property and future income streams therefrom.

Interest on the Class A1 notes is payable at three month LIBOR plus a margin of 0.45%, stepping up to LIBOR plus 0.90% in December 2010. These notes are fully hedged using interest rate swaps which fix the interest rate payable.

The Class A3 notes were issued in principal amount of $418.75m, with interest payable at three month US Dollar LIBOR plus a margin of 0.45%, stepping up to US Dollar LIBOR plus 0.90% in December 2010. These notes are fully hedged using currency swaps and interest rate swaps, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £250m and fixed interest payable.

The overall cash interest rate payable on the loan notes is 6% after taking account of interest rate hedging and the cost of the provision of a financial guarantee provided by Ambac in respect of the Class A notes.

The securitisation is governed by various conditions, including covenants relating to the maintenance and disposal of the securitised properties.

The carrying value of the loan notes in the Group balance sheet at 25 September 2004 is analysed as follows:
£m

Gross proceeds received on 13 November 2003	1,900
Principal repaid	(28)

Principal outstanding at 25 September 2004	1,872

Deferred issue costs	(22)
Accrued interest	3

Carrying value at 25 September 2004	1,853

14	PENSIONS

The Group has continued to account for pensions under SSAP 24 ‘Accounting for pension costs’. FRS 17 ‘Retirement Benefits’ requires additional disclosures in the notes to the accounts including the surplus or deficit in the pension schemes measured on a market value basis at the balance sheet date. At 25 September 2004, the FRS 17 deficit was £173m (2003: £243m), reduced to £114m (2003: £170m) after tax.

The Group intends to adopt FRS 17 in full with effect from 26 September 2004. A comparison of the SSAP 24 numbers in respect of defined benefit arrangements included in the 2004 accounts compared with the numbers that would have been reported for 2004 under FRS 17 is as follows:

	SSAP 24	FRS 17
	£m	£m
Profit & loss account:
Operating profit charge	(2)	(14)
Interest income	-	1
Profit before tax	(2)	(13)

Balance Sheet:
SSAP 24 prepayment / FRS 17 deficit (both net of deferred tax)	105	(114)

15	REVALUATION

In 1996, a group restructuring by Six Continents resulted in the transfer at book value of certain fixed assets to a subsidiary that subsequently became part of the Mitchells & Butlers group. The book value included the effect of revaluations undertaken prior to 1996. Accordingly, the carrying value of the Group’s fixed assets reflects those revaluations in its historic cost, which at 25 September 2004 amounted to £392m (2003 £400m). In addition, the carrying value of the Group’s fixed assets reflects the most recent valuation of the properties undertaken in 1999 which at 25 September 2004 amounted to £339m (2003 £341m).

16	CONTINGENT LIABILITIES

The Company has given indemnities in respect of the disposal of certain companies previously within the Six Continents group. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such indemnities are not expected to result in financial loss to the Group.

17	US GAAP INFORMATION

Generally accepted accounting practice in the United States (US GAAP) differs in certain respects from its counterpart in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in the Annual Report and Financial Statements 2003 and Form 20-F.

Under US GAAP, the Group’s net income per American Depositary Share and shareholders’ equity, in dollars translated at the rates of exchange shown below, would be:

	2004	2003 *
	£m	£m

Net income	122	101

	$	$

Net income (in US $)	219	162

Translation rate	£1 = $1.79	£1 = $1.60

Net income per American Depositary Share:	cents	cents

Basic **	42.1	31.2
Diluted ***	41.9	31.2

	£m	£m

Shareholders’ equity	806	1,201

	$m	$m

Shareholders’ equity (in US $)	1,451	1,994

Translation rate	£1 = $1.80	£1 = $1.66

*	The 2003 figures for net income per American Depositary Share and shareholders’ equity have been restated to provide consistency with the Mitchells & Butlers Form 20-F for 2003 published on 16 March 2004.

**	Calculated by dividing net income in accordance with US GAAP of $219m (2003 $162m), by 520m (2003 519m restated) shares, being the weighted average number of ordinary shares in issue during the year. Each American Depositary Share represents one ordinary share.

***	Calculated by adjusting basic net income per American Depositary Share in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 523m (2003 520m restated).

18	FINANCIAL STATEMENTS

This preliminary statement of results was approved by the Board of Directors on 30 November 2004. It does not constitute the Group’s statutory financial statements for the 52 weeks ended 25 September 2004 or 27 September 2003. The financial information is derived from the statutory financial statements of the Group for the 52 weeks ended 25 September 2004. The auditors, Ernst & Young LLP, have reported on those financial statements and given an unqualified report under Section 235 of the Companies Act. The 2004 financial statements will be delivered to the Registrar of Companies in due course.

Responsibility statement

The Directors of Mitchells & Butlers plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 16 March 2004.

INVESTOR INFORMATION

Dividend – Ordinary Shares

Subject to the dividend being approved at the Annual General Meeting to be held on 26 January 2005, the final dividend of 6.65 pence per ordinary share will be paid on 31 January 2005 to holders of ordinary shares on the Company’s register at the close of business on 10 December 2004. The ordinary shares will be quoted ex-div from 8 December 2004.

Dividend – American Depositary Receipts (ADRs)

Payment of the final dividend to ADR holders will be made on 8 February 2005 to holders of record on 10 December 2004. The exchange rate to be used in determining the dollar payment to ADR holders will be the £/$ rate on 31 January 2005.

Annual General Meeting (AGM)

The AGM of the company will be held at 11am on Wednesday 26 January 2005 at the Queen Elizabeth Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Annual General Meeting, setting out the business to be transacted, will be enclosed with the Annual Report which will shortly be posted to shareholders. The Annual Report will also be available on the Mitchells & Butlers plc website at www.mbplc.com/ar04. Hard copies will be available from:

The Deputy Secretary
Mitchells & Butlers plc
Marble Arch Tower
55 Bryanston Street
London
W1H 7AA
Telephone: 0121 498 6500

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